[redacted]

08029814

...ANGE COMMISSION
Washington, D.C. 20549

BB 3/14 *

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SEC FILE NUMBER
~~8-23936~~ 8-36373

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Peter R. Mack & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 East 71st Street
(No. and Street)

New York	New York	10021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter R. Mack (212) 744-3939
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weiser LLP
(Name – *if individual, state last, first, middle name*)

3000 Marcus Avenue	Lake Success	NY	11042-1066
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 3 1 2008
THOMSON FINANCIAL

SEC Mail Processing Section
FEB 29 2008
Washington, DC
111

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Peter R. Mack, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Peter R. Mack & Co., Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

JOCELYNE M. BOSCHEN
NOTARY PUBLIC
MY COMMISSION EXPIRES 11/30/2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER R. MACK & CO., INC.
INVESTMENTS MEMBER NASD

****

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

****

19 EAST 71 STREET • STE 3A • NEW YORK, NEW YORK 10021 • VOX: 212 • 744 • 3939 • FAX: 212 • 744 • 8484

Peter R. Mack & Co., Inc.
Statement of Financial Condition
December 31, 2007

Assets		
Cash and cash equivalents	$	116,944
Deposit with clearing broker		50,000
Receivable from broker-dealer		16,707
Securities owned, at market value		92,089
Loan receivable from stockholder		75,491
Furniture and equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $68,798		1,252
Other assets		11,598
Total assets	$	364,081
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable, accrued expenses, and other liabilities	$	14,244
Stockholder's equity		
Common stock, no par value; 200 shares authorized, 10 shares issued and outstanding		35,000
Additional paid-in capital		166,625
Retained earnings		148,212
Total stockholder's equity		349,837
Total liabilities and stockholder's equity	$	364,081

The accompanying notes are an integral part of this financial statement.

1. General

Peter R. Mack & Co., Inc. (the "Company") is a registered broker-dealer and is subject to regulation by the Securities and Exchange Commission ("SEC") and the Financial Industry Regulation Authority ("FINRA").

The Company operates principally under a clearance agreement with another broker, whereby such broker assumes and maintains the Company's customer accounts. The Company is responsible for payment of certain customer accounts (unsecured debits) as defined in the agreement.

2. Summary of Significant Accounting Policies

Securities Owned
Securities owned are carried at quoted market values, and the resulting difference between cost and market is included in income.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the related assets, ranging from five to seven years. Leasehold improvements are amortized over the shorter of the asset life or the lease life.

Income Taxes
The Company has elected to be treated as an S Corporation under the provisions of the Internal Revenue Code. Accordingly, the Company itself is not subject to Federal income tax. The stockholder is required to report separately his distributive share of the Company's income or loss to Federal and state tax authorities. In addition, the Company has elected S Corporation status for New York State tax purposes, and, accordingly, the Company pays New York State income tax at the minimum rate. New York City, however, does not recognize S Corporation status, and the Company is, therefore, taxed at regular corporation tax rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Securities Owned

Marketable securities consists of the following at market value:

Money Market	$ 64,569
Other Securities	$ 27,520
	$ 92,089

4. Receivable from Broker-Dealer

Receivable from broker-dealer is a result of the Company's normal securities transactions.

5. Loans Receivable, Stockholder

The Company has made advances to its sole shareholder/officer totaling $75,491. The advances are non-interest bearing and due on demand.

6. Lease

During 2007, the Company signed a new lease agreement, expiring February 2009, for its office space for an additional year. The Company intends to renew the lease agreement for an additional year.

Future annual minimum rental payments are as follows:

Year Ended December 31,	Amount
2008	$ 78,000
2009 (2 months)	$ 13,000
	$ 91,000

7. Clearing Agreement

The Company has entered into an agreement with another broker (clearing broker) to execute and clear, on a fully disclosed basis, customer accounts of the Company. As part of the agreement, the clearing broker executes orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed or loaned and the receipt and distribution of interest and principal payments. The Company is required to maintain balances of not less than $50,000 with the clearing broker.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain minimum net capital of the greater of $5,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At December 31, 2007, the Company had net capital, as defined, of $255,693, which exceeded its required minimum net capital of $5,000 by $250,693. Aggregate indebtedness at December 31, 2007 was $14,244. The ratio of aggregate indebtedness to net capital was .06 to 1.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company, as an introducing broker, clears all transactions with and for customers on a fully disclosed basis with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all of the accounts of such customers. These activities may expose the Company to off-balance-sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations.

The Company does not maintain margin accounts for its customers; and, therefore, there were no excess margin securities.

The Company seeks to control off-balance-sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines.

The Company transacts its business with customers located throughout the United States.

The Company's Statement of Financial Condition as of December 31, 2007 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

****

Independent Auditor's Report

To the Members
Peter R. Mack & Co., Inc.

We have audited the accompanying statement of financial condition of Peter R. Mack & Co., Inc. (the "Company") as of December 31, 2007, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Peter R. Mack & Co., Inc. as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Weiser LLP

Lake Success, N.Y.
February 25, 2008

END